File No. 30 - 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2001

Filed Pursuant to the Public Utility Holding Company Act of 1935

by

UNITIL CORPORATION
6 Liberty Lane West, Hampton, New Hampshire 03842-1720

TABLE OF CONTENTS

ITEM 1

SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value	Owner's Book Value
Unitil Corporation				
Concord Electric Company (CECO)	131,745	100%	13,660,582	13,660,582
Exeter & Hampton Electric Company (E&H)	195,000	100%	14,421,650	14,421,650
Fitchburg Gas and Electric Light Company (FG&E)	1,244,629	100%	36,359,480	36,359,480
Unitil Power Corp. (UPC)	100	100%	629,170	629,170
Unitil Realty Corp. (URC)	100	100%	2,152,705	2,152,705
Unitil Service Corp. (USC)	100	100%	2,688	2,688
Unitil Resources, Inc. (URI) (Consolidated) (Note**)**	100	100%	878,661	878,661

Note - Unitil Resources, Inc. (Consolidated) is the parent of Usource, Inc. (a wholly owned subsidiary) (see details below):

Unitil Resource, Inc.	100	100%	3,122,031	3,122,031
Usource, Inc.(Consolidated)	1	100%	867,762	867,762
Elimination of URI Investment in Usource, Inc.			(3,111,132)	(3,111,132)
Net Book Value of Unitil Resource, Inc. (Consolidated)			878,661	878,661

Note - Usource, Inc. (Consolidated) is the parent of Usource L.L.C.. (a wholly owned subsidiary) (see details below):

Usource, Inc.	1	100%	4,416,049	4,416,049
Usource L.L.C.	N/A	100%	(1,937,154)	(1,937,154)
Elimination of Usource, Inc. Investment in Usource L.L.C.			(1,611,133)	(1,611,133)
Net Book Value of Usource, Inc. (Consolidated)			867,762	867,762

Note - Usource, Inc. and Usource L.L.C. are Exempt Telecommunications Companies (ETCs) under Section 34 of The Act.

ITEM 2

ACQUISITIONS OR SALES OF UTILITY ASSETS

Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24.

NONE

ITEM 3.

ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name of Company Issuing, Selling, Pledging, Guaranteeing or Assuming	Brief Description of Transaction	Consideration	Authorization or Exemption
Unitil Corporation (UTL)			(000's)	
	UTL	Issued on Various Dates, 11,279 Shares in Connection with the Company's Dividend Reinvestment and Stock Purchase Plan and Tax Deferred Savings and Investment Plan	$287	HCAR No. 35-25677
	UTL	Shares repurchased, cancelled and retired under an interim Common Stock repurchase program implemented in conjunction with the Security and Exchange Commission's Emergency Orders of September 14 and 21, 2001	$58	HCAR No. 34-44827 and 34-44828
Short-term Bank Borrowings	UTL, CECo, E&H, FG&E, Service, Realty, Power, Resources	Bank Borrowings Made on Various Dates and Such Funds Lent to Affiliates Under the Unitil Cash Pool	(A)	HCAR No. 35-26328

(A) Maximum borrowing authority is $45,000,000. Borrowings outstanding at December 31, 2001 were $13,800,000.

ITEM 4.

ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name Of Company Acquiring, Redeeming, or Retiring Securities	Consideration	Extinguished (EXT) Distributed (D) or Held (H) For Further Disposition	Authorization or Exemption
		(In Whole Dollars)		
<u>Unitil Corporation (UTL)</u>				
Common Stock, No Par Value	Unitil Service Corp.		D & H (B)	HCAR No. 35-25951
<u>Fitchburg Gas and Electric Light Company (FG&E)</u>				
Redeemable Preferred Stock $100 Par Value				
5.125% Series	FG&E	$13,600	EXT	
8.0% Series	FG&E	$67,400	EXT	

(B) Common Stock Purchased on the Open-Market to Satisfy Requirements of the Management Performance Compensation Program.

ITEM 5.

INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 2000

1. Aggregate amount of Investments in persons operating in the retail service area.

Name of Company	Name of Issuer	Nature of Issuer's Business	Description of Securities	Number of Shares	Percent of Voting Power	Owner's Book Value (In Dollars)
CECo	Concord Regional Development Corp.	Economic Development	Common Stock	120	None	$3,000
E&H	Collin & Alkman Group	Retail	12% S. F. Debenture		None	$500
	Collin & Alkman Group Inc.	Retail	Capital Stock	3	None	$6
FG&E	Ames Department Store	Retail	Cum. Preferred Stk.	32	None	$170
	Massachusetts Business Development Corp.	Economic Development	Common Stock	350	None	$3,500
	Boundary Gas, Inc.	Gas Distribution	Common Stock	0.57	None	$57

2. Securities owned not included in 1 above.

The Company had invested $5.5 million (representing an approximate 8% equity interest) in Enermetrix, Inc. (Enermetrix), an energy technology start-up enterprise, over the past several years. In accordance with SFAS No. 115, the Company recorded a non-cash charge of $3.7 million, or $2.4 million, net of tax, in the fourth quarter to recognize the decrease in fair value of its non-utility investment in Enermetrix. The Company has recorded a tax benefit of $1.3 million for this capital loss that it expects to realize in 2002. The Company recognized this valuation adjustment in 2001 to reflect significantly lower private equity valuation metrics for companies like Enermetrix and changes in the business outlook of Enermetrix. Enermetrix is a closely held, privately owned company and, as such, has no published market value. Unitil is a non-controlling, minority investor in Enermetrix. Among the contributing factors to management's decision for the reduction in fair value were the general economic downturn in the technology sector, the slower development of competitive markets for energy supply and generally lower market valuations for companies like Enermetrix.

The Company's management considered various sources of information in determining its estimate of the fair value of its Enermetrix investment at December 31, 2001, including previous valuations of Enermetrix performed by independent investment banking firms and the Enermetrix operating forecast. Where those valuations were based upon the value of comparable companies that are publicly traded, and the operating forecast of Enermetrix, those statistics were updated and analyzed.

The Company has valued its investment in Enermetrix at December 31, 2001, at $1.8 million. Future market value risk is inherent in this investment in Enermetrix, which is an energy technology start-up enterprise. The Company will continue to monitor the value of its investment and periodically assess the impact, if any, on future period reported earnings. Enermetrix is an Exempt Telecommunications Company (ETC) under Section 34 of The Act.

ITEM 6

OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND SUBSIDIARIES

Part I. As of December 31, 2001:

LEGEND OF ABBREVIATIONS

CB	Chairman of the Board
D	Director
CEO	Chief Executive Officer
P	President
COO	Chief Operating Officer
CFO	Chief Financial Officer
SEVP	Senior Executive Vice President
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President
T	Treasurer
AT	Assistant Treasurer
S	Secretary/Clerk
C	Controller

Name and Business Address	Unitil	CECo	E&H	FG&E	USC	URC	UPC	URI	Usource
Robert G. Schoenberger 6 Liberty Lane West Hampton, NH 03842	D, CB, CEO	D	D	D	D	D	D	D,P	D,P
Michael J. Dalton 6 Liberty Lane West Hampton, NH 03842	D, P, COO	D, P	D, P	D, P	D, SEVP		D		
Anthony J. Baratta, Jr. Liberty Lane West Hampton, NH 03842	SVP, CFO				D, P	D,P		D	
William E. Aubuchon, III 95 Aubuchon Drive Westminster, MA 01473	D	D	D	D					
David P. Brownell 1 Tyco Park Exeter, NH 30833	D	D	D	D					
Albert H. Elfner, III 53 Chestnut Street Boston, MA 02108	D	D	D	D					
Ross B. George 12 Treehaven Lane Austin, TX 78738	D	D	D	D					
Michael B. Green 250 Pleasant Street Concord, NH 03301	D	D	D	D					
Eben S. Moulton 128 Brattle Street Cambridge, MA 02138	D	D	D	D					
M. Brian O'Shaughnessy One Revere Park Rome, NY 13440	D	D	D	D					
Charles H. Tenney III P.O. Box 428 Sherborn, MA 01770	D	D	D	D					

ITEM 6. (continued)									
Name and Business Address	Unitil	CECo	E&H	FG&E	USC	URC	UPC	URI	Usource
George R. Gantz 6 Liberty Lane West Hampton, NH 03842					SVP, D	D		D	
David K. Foote 6 Liberty Lane West Hampton, NH 03842				SVP	VP		D, P		
Raymond J. Morrissey 6 Liberty Lane West Hampton, NH 03842					VP				
Mark H. Collin 6 Liberty Lane West Hampton, NH 03842	T, S	T	T	T	D, VP, T,	D, VP, T	D, T	VP, T	
Richard Heath One McGuire Street Concord, NH 03302		VP	VP						
Antonio D. Aguiar 6 Liberty Lane West Hampton, NH 03842					VP			D	
Glenn D. Appleton 6 Liberty Lane West Hampton, NH 03842					VP				
Todd R. Black 6 Liberty Lane West Hampton, NH 03842					VP			VP	D, VP, S
Frederick J. Stewart 6 Liberty Lane West Hampton, NH 03842					VP				
Thomas E. Smith 6 Liberty Lane West Hampton, NH 03842					VP				
Laurence M. Brock 6 Liberty Lane West Hampton, NH 03842		C	C	C	VP, C	C	C	C	D, VP, T
Charles J. Kershaw, Jr. 6 Liberty Lane West Hampton, NH 03842		AT	AT	AT	AT	AT	AT	AT	
Sandra L. Whitney 6 Liberty Lane West Hampton, NH 03842		S	S	S	S	S	S	S	S

Part II. Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule
Eben S. Moulton	Seacoast Capital Corporation Danvers, MA	President	70(c)

Part III. The disclosures made in the System companies' most recent proxy statement and annual report on Form 10-K with respect to items (a) through (f) follow:

(a) COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS' COMPENSATION

In 2001, members of the Board of Directors who are not officers of Unitil or any of its subsidiaries received an annual retainer fee of $7,000 in cash and $5,500 in Unitil Common Stock, and $500 for each Board meeting attended. Members of the Executive Committee, who are not officers of Unitil or any of its subsidiaries, received an annual retainer fee of $3,000 and $400 for each meeting attended. The Chairman of the Executive Committee received an annual retainer fee of $15,000, and $400 for each meeting attended. Members of the Audit Committee and Compensation Committee receive an annual retainer fee of $1,000 and $400 for each meeting attended. The Chairman of the Audit Committee and the Chairman of the Compensation Committee received an annual retainer fee of $2,000, respectively, and $400 for each meeting attended. Those Directors of Unitil who also serve as Directors of CECo, E&H or FG&E and who are not officers of Unitil or any of its subsidiaries receive a meeting fee of $100 per subsidiary meeting attended and no annual retainer fee from CECo, E&H or FG&E. All Directors are entitled to reimbursement of expenses incurred in connection with attendance at meetings of the Board of Directors and any Committee on which they serve.

As part of the Company's overall support for charitable institutions, the Company has a program which provides a perpetual gift of $1,000 annually to the Greater Seacoast United Way ("United Way") on behalf of each Director who retires from the Board. The Director(s) receive no financial benefit from this program as the charitable deductions accrue solely to the Company. In 2000, two Directors retired from the Board.

In 1999, the Board of Directors approved the Unitil Corporation Directors' Deferred Compensation Plan ("Deferred Plan") for the purpose of allowing non-employee members of the Board to defer payment of all or a specified part of compensation for services performed as Directors. The Deferred Plan is administered by the Compensation Committee and stipulates that eligible Directors may elect to defer all or a portion of their cash retainer and meeting fees. Separate accounts are maintained for each Director participant, which are unfunded liabilities of the Company. Additionally, accounts are credited monthly with interest based on the current rate of 60-month Treasury bills. Funds contributed and interest credited is tax deferred until withdrawn from the Deferred Plan. Director participants may elect to withdraw funds from the Deferred Plan after a fixed amount of time, upon resignation or retirement from the Board, upon death or disability, or upon a Change in Control. Withdrawals may be taken in cash, either in one lump sum or in a series of installments. During 2001, no Directors participated in the Deferred Plan.

EXECUTIVE COMPENSATION

The tabulation below shows the compensation Unitil Corporation, or any of its subsidiaries, has paid to its Chief Executive Officer and its most highly compensated officers whose total annual salary and bonus were in excess of $100,000 during the year 2001.

		Annual Compensation			Long-Term Compensation: Awards			Long-Term Compensation: Payouts		
Name and Principal Position (1)	Year	Salary ($)	Bonus ($)(2)	Other Annual Comp ($)	Restricted Stock Awards ($)	Options (#)		LTIP Payouts	All Other Compensation ($)	
Robert G. Schoenberger	2001	292,000	110,924	-	-	20,000	(3)	-	6,574	(6)
Chairman of the Board &	2000	278,004	80,115	-	-	20,000	(4)	-		
Chief Executive Officer	1999	267,048	109,415	-	-	20,000	(5)	-		
Michael J. Dalton	2001	213,710	65,910	-	-	10,000	(3)	-	8,094	(7)
President & Chief	2000	206,484	47,880	-	-	10,000	(4)	-		
Operating Officer	1999	199,500	67,882	-	-	10,000	(5)	-		
Anthony J. Baratta, Jr.	2001	176,132	46,631	-	-	5,000	(3)	-	6,662	(8)
Senior Vice President & Chief	2000	167,098	33,390	-	-	5,000	(4)	-		
Chief Financial Officer	1999	159,078	33,606	-	-	10,000	(5)	-		
George R. Gantz	2001	144,602	33,126	-	-	2,500	(3)	-	5,001	(9)
Senior VP,	2000	138,372	23,836	-	-	2,500	(4)	-		
Unitil Service	1999	132,420	32,261	-	-	2,500	(5)	-		
Mark H. Collin	2001	117,000	21,347	-	-	2,000	(3)	-	4,371	(10)
Treasurer & Secretary	2000	107,000	15,882	-	-	1,500	(4)	-		
	1999	90,761	14,278	-	-	1,500	(5)	-		

NOTES:

(1) Officers of the Company also hold various positions with subsidiary companies. Compensation for those positions is included in the above table.

(2) Bonus amounts reflected are comprised of the Unitil Management Incentive Plan ("Incentive Plan") cash awards paid in February, 2001, for 2000 results. The terms of the Incentive Plan provide a cash incentive opportunity if the Company meets certain pre-established performance targets (see "Other Compensation Arrangements").

(3) Options were granted in January, 2001, under the 1998 Stock Option Plan ("Option Plan"). Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February, 2002, 25% of options granted are vested and exercisable.

(4) Options were granted in January, 2000, under the 1998 Stock Option Plan ("Option Plan"). Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February, 2002, 50% of options granted are vested and exercisable.

(5) Options were granted in March, 1999, under the Option Plan. Options will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the date of the grant. As of February, 2002, 50% of options granted are vested and exercisable.

(6) All Other Compensation for Mr. Schoenberger for the year 2001 includes 401(K) company contribution, and Group Term Life Insurance payment valued at $5,100 and $1,474, respectively.

(7) All Other Compensation for Mr. Dalton for the year 2001 includes 401(K) company contribution, and Group Term Life Insurance payment valued at $5,100 and $2,994, respectively.

(8) All Other Compensation for Mr. Baratta for the year 2001 includes, 401(K) company contribution and Group Term Life Insurance payment, valued at $5,100 and $1,562, respectively.

(9) All Other Compensation for Mr. Gantz for the year 2001 includes, 401(K) company contribution and Group Term Life Insurance payment, and valued at $4.338 and $662, respectively.

(10) All Other Compensation for Mr. Collin for the year 2001 includes 401(K) company contribution and Group Term Life Insurance payment, valued at $4,150 and $221, respectively.

OTHER COMPENSATION ARRANGEMENTS

The table below provides information with respect to options granted in fiscal 2001 under the 1998 Stock Option Plan (See also "Other Compensation Arrangements") to the named executive officers in the Summary Compensation table. The Company has no compensation plan under which Stock Appreciation Rights (SARs) are granted and thus reference to SARs has been omitted from the table.

OPTION GRANTS IN LAST FISCAL YEAR

INDIVIDUAL GRANTS

			Option Price			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Option Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Market Price on Date of Grant	Expir. Date	5% ($)	10%($)
Robert G. Schoenberger Chairman of the Board & Chief Executive Officer	20,000	33.3%	$25.875	$25.875	1/16/11	326,025	824,740
Michael J. Dalton President & Chief Operating Officer	10,000	16.7%	$25.875	$25.875	1/16/11	163,013	412,370
Anthony J. Baratta, Jr. Senior Vice President & Chief Financial Officer	5,000	8.3%	$25.875	$25.875	1/16/11	81,506	206,185
George R. Gantz Senior Vice President, Unitil Service	2,500	4.2%	$25.875	$25.875	1/16/11	40,753	103,093
Mark H. Collin Treasurer & Secretary	2,000	3.3%	$25.875	$25.875	1/16/11	32,603	82,474

OTHER COMPENSATION ARRANGEMENTS

The table below provides information with respect to options to purchase shares of the Company's Common Stock exercised in fiscal 2001 under the Key Employee Stock Option Plan ("KESOP") and the value of unexercised options granted in prior years and in 2001 under the KESOP and the 1998 Stock Option Plan ("Option Plan"), respectively, to the named executive officers in the Summary Compensation Table and held by them as of December 31, 2001.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (FY) AND FY-END OPTION VALUES (1)(2)

Name and Principal Position	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at FY-End (#) Exercisable / Unexercisable		Value of Unexercised In-the-Money Options at FY-End ($) Exercisable / Unexercisable	
Robert G. Schoenberger			exercisable	40,000	Exercisable	175,125
Chairman of the Board & Chief Executive Officer	-	-	unexercisable	45,000	Unexercisable	---
Michael J. Dalton			exercisable	7,500	Exercisable	---
President & Chief Operating Officer	-	-	unexercisable	22,500	Unexercisable	---
Anthony J. Baratta, Jr.			exercisable	6,250	Exercisable	---
Senior Vice President & Chief Financial Officer	-	-	unexercisable	13,750	Unexercisable	---
George R. Gantz			exercisable	1,875	Exercisable	---
Senior VP, Unitil Service	-	-	unexercisable	5,625	Unexercisable	---
Mark H. Collin			exercisable	1,125	Exercisable	---
Treasurer & Secretary	-	-	unexercisable	3,875	Unexercisable	---

NOTES:

(1) The KESOP authorizes the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a "Change in Control" of Unitil. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements as defined on pages 15 and 16. Award agreements entered into with participants in the KESOP contain such a "Change in Control" provision. Award agreements also provide that, upon the exercise of an option on or after a Change in Control, Unitil shall pay to the optionee, within five business days, a lump sum cash amount equal to the economic benefit of the optionee's outstanding options and associated dividend equivalents that the optionee would have received had the option remained unexercised until the day preceding the expiration of the grant. Upon the exercise of any option by an employee and upon payment of the option price for shares of Unitil Common Stock as to which the option was granted (the "Primary Shares"), Unitil will cause to be delivered to such employee (i) the Primary Shares and (ii) the number of shares of Unitil Common Stock (the "Dividend Equivalent Shares") equal to the dollar amount of dividends which would have been paid on the Primary Shares (and previously accrued Dividend Equivalent Shares) had they been outstanding, divided by the fair market value of Unitil

Common Stock determined as of the record date for each dividend. All options, with the exception of Mr. Schoenberger's options (see Note 3), associated with the KESOP were exercised as of March 7, 1999.

(2) The Option Plan authorizes the Compensation Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a Change in Control of Unitil, and will become 100% vested and fully exercisable. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements as defined on pages 15 and 16. All of the award agreements entered into with participants in the Option Plan to date contain such a "Change in Control" provision. The options reported in the table were granted in March, 1999, January, 2000, and January, 2001, under the Option Plan.

(3) In accordance with the terms of Mr. Schoenberger's 1997 employment agreement, on November 3, 1997, he received 25,000 options to purchase shares of Company stock under the KESOP. The options granted to Mr. Schoenberger became exercisable on November 3, 1998. In 1998, the Compensation Committee extended the expiration date of Mr. Schoenberger's options until November 3, 2007 (ten years from the date of the grant), because the KESOP originally provided ten years between the grant and expiration of options.

(4) Mr. Schoenberger's 25,000 exercisable KESOP options listed in column (d) in the table above do not include non-preferential dividend equivalents earned under the provisions of the KESOP and associated with options outstanding.

In December, 1998, the Unitil Board of Directors adopted the Unitil Corporation 1998 Stock Option Plan ("Option Plan"). The Company intends to grant stock options each year through March 1, 2004, under the plan to certain employees and directors, for the purchase of up to 350,000 shares of Unitil Common Stock. To date, grants were made to certain management employees in March, 1999, January, 2000, and January 2001. Each option grant will vest over a three year period and each grant will expire ten years after the date of grant.

The purpose of the Option Plan is to provide an incentive to key employees and directors of Unitil and its affiliates who are in a position to contribute materially to the long-term success of Unitil and/or its affiliates, to increase their interest in the welfare of Unitil and its affiliates, and to attract and retain employees and directors of outstanding ability. The Compensation Committee administers the Option Plan. The Committee has the authority to interpret the Option Plan and to designate recipients of the stock options.

Stock options granted under the Option Plan will entitle the holders of those options to purchase up to the number of shares of common stock specified in the grant at a price established by the Committee. All grants will be issued at 100% of market value. Under the Option Plan, stock options for shares constituting not more than five percent of the common stock may be issued in any one year.

The Company adopted a new Management Incentive Plan and a new Employee Incentive Plan in December, 1998, to provide cash incentive payments that are tied directly to achievement of the Company's strategic goals. Annual goals are established each year by the Board of Directors and payment of awards is made in February of the year following achievement of the goals. Target incentive payments have been established that vary based upon the grade level of each position. Actual awards can be less than or greater than the target payout depending upon actual results achieved.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan") that provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $200,000 limit.

PENSION PLAN TABLE

Average Annual Earnings Used for Computing Pension	ANNUAL PENSION			
	10 Years of Service	20 Years of Service	30 Years of Service	40 Years of Service
100,000	20,000	40,000	50,000	55,000
125,000	25,000	50,000	62,500	68,750
150,000	30,000	60,000	75,000	82,500
170,000	40,000	80,000	100,000	110,000

The present formula for determining annual benefits under the Retirement Plan's life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus (iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after five years of service with Unitil or one of its subsidiaries. As of January 1, 2002, Messrs. Schoenberger, Dalton, Baratta, Gantz and Collin had 4, 34, 4,18 and 13 credited years of service, respectively, under the Retirement Plan.

Unitil also maintains a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors. At the present time, Messrs. Schoenberger and Dalton are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant's final average earnings less the participant's benefits payable under the Retirement Plan, less other retirement income payable to such participant by Unitil or any previous employer and less income that a participant receives as a primary Social Security benefit. Early retirement benefits are available to a participant, with the Unitil Board's approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 60, the benefits are reduced by 5% for each year that commencement of benefits precedes attainment of age 60. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, Messrs. Schoenberger and Dalton would be entitled to receive an annual benefit of $39,734 and $19,263, respectively, assuming normal retirement at age 65 and that their projected final average earnings are equal to the average of their respective three consecutive years of highest compensation prior to retirement.

(b) OWNERSHIP OF SECURITIES

NAME	DIRECTOR OF	SHARES OF UNITIL COMMON STOCK BENEFICIALLY OWNED on February 21, 2002 (1)	
Robert G. Schoenberger	UNITIL, CECO, E&H, Service, Power, URI, FG&E, Realty, Usource	98,701	(3)(7)(8)
Michael J. Dalton	UNITIL, CECO, E&H, Service, Power, FG&E, Realty	71,635	(3)(4)(5)
Albert H. Elfner, III	UNITIL, CECo, E&H, FG&E	5,491	
Ross B. George	UNITIL, CECo, E&H, FG&E	3,409	
Charles H. Tenney III	UNITIL, CECo, E&H, FG&E	3,321	
M. Brian O'Shaughnessy	UNITIL, CECo, E&H, FG&E	1,975	
Edward F. Godfrey	UNITIL, CECo, E&H, FG&E	1,000	
Eben S. Moulton	UNITIL, CECo, E&H, FG&E	436	
William E. Aubuchon, III	UNITIL, CECo, E&H, FG&E	436	
David P. Brownell	UNITIL, CECo, E&H, FG&E	429	
Michael B. Green	UNITIL, CECo, E&H, FG&E	279	

NOTES:

Except as otherwise noted, each of the persons named above has held his present position (or another executive position with the same employer) for more than the past five (5) years.

(1) Based on information furnished to Unitil by the nominees and continuing Directors. No Director standing for election, no Director whose term is continuing and no officer owns more than one percent of the total outstanding shares.

(2) Mr. Brownell and Mr. Green are Director nominees elected to the Board by the Board of Directors upon recommendation by the Executive Committee in June, 2001. Neither Mr. Brownell nor Mr. Green have previously been elected by the shareholders of the Company.

(3) Included are 2,636 and 4,921 shares that are held in trust for Messrs. Schoenberger and Dalton, respectively, under the terms of the Unitil Tax Deferred Savings and Investment Plan ("401(k)"). Messrs. Schoenberger and Dalton have voting power only with respect to the shares credited to their accounts. For further information regarding 401(k), see "Other Compensation Arrangements - Tax-Qualified Savings and Investment Plan" below.

(4) Included are 30,000 options that Mr. Dalton has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan (“Option Plan”). See “Other Compensation Arrangements.” Mr. Dalton was granted 10,000 options in March, 1999, 10,000 options in January, 2000, and 10,000 options in January, 2001, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.

(5) Included are 9,211 shares held by a member of Mr. Dalton’s family. He has no voting rights or investment power with respect to, and no beneficial interest in, such shares.

(6) Mr. Godfrey was elected by the Board in January, 2002, to fill the position vacated by Bruce W. Keough. Article II of Unitil’s By-Laws provides that a Director elected by the Board to fill a vacancy, whether due to the death, resignation, or other inability to serve of any Director previously elected, shall be elected for the unexpired term of his predecessor in office. Mr. Keough, who resigned from the Board in June, 2001, was elected in April, 2001, for a term of three years.

(7) Included are 30,996 options that Mr. Schoenberger has the right to purchase pursuant to the exercise of those options under the terms of the 1989 Key Employee Stock Option Plan (“KESOP”). For further information regarding the KESOP, see "Other Compensation Arrangements” below.

(8) Included are 60,000 options that Mr. Schoenberger has the right to purchase upon the exercise of those options under the terms of the 1998 Stock Option Plan (“Option Plan”). See “Other Compensation Arrangements.” Mr. Schoenberger was granted 20,000 options in March, 1999, 20,000 options in January, 2000, and 20,000 options in January, 2001, all of which will vest at a rate of 25% in year one, 25% in year two, and 50% in year three, following the dates of the respective grants.

(9) Mr. Tenney is the son of Charles H. Tenney II, former Chairman and CEO of the Company, and currently, 5.7% shareholder of the Company, as noted on page 2.

(c) TRANSACTIONS WITH SYSTEM COMPANIES - None

(d) INDEBTEDNESS TO SYSTEM COMPANIES - None

(e) OTHER BENEFITS

Unitil and certain subsidiaries maintain severance agreements (the "Severance Agreements") with certain management employees, including Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed “Change in Control”. Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee’s stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.

The severance benefit is a lump sum cash amount equal to (i) the present value of three years' base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, if applicable, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, with respect to such payments.

The Company entered into an initial employment agreement with Mr. Schoenberger on November 1, 1997. The term of the agreement was for three years with an expiration date of October 31, 2000. Under the terms of the 1997 employment agreement (“the 1997 Agreement”), Mr. Schoenberger received an annual base salary of $245,000 which was subject to annual review by the Board for discretionary periodic increases in accordance with the Company’s compensation policies. Mr. Schoenberger was entitled to participate in the Company’s SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. On November 3, 1997, Mr. Schoenberger also received 25,000 options to purchase shares of Company stock under the Company’s 1989 Key Employee Stock Option Plan (“KESOP). In 1998, the Compensation Committee extended the expiration date of the options granted to Mr. Schoenberger under the KESOP until November 3, 2007. Said options were originally set to expire on March 7, 1999. Mr. Schoenberger was reimbursed for all reasonable interim living and reasonable travel expenses during 1997 and 1998. In addition, in 1998, Mr. Schoenberger was reimbursed for all direct moving expenses and received $50,000 when he relocated to the area, as was stipulated in the terms of the 1997 Agreement. The 1997 Agreement also provided that the Company and Mr. Schoenberger enter into a Severance Agreement, more fully described above. Mr. Schoenberger and the Company entered into said Severance Agreement on February 6, 1998. According to the 1997 Agreement, the Company, by action of the Board, may terminate Mr. Schoenberger’s employment for any reason. If Mr. Schoenberger’s employment had been terminated by the Company during the term of the 1997 Agreement for any reason other than Cause, death or disability, the Company would have been obligated to pay Mr. Schoenberger’s base pay at the rate in effect on the date of employment termination and benefits until the end of the term of the 1997 Agreement, or if employment termination was after November 1, 1999, for one year.

Upon the expiration of the 1997 Agreement, the Company entered into a second employment agreement (“the 2000 Agreement”) with Mr. Schoenberger on November 1, 2000. The term of the agreement is for three years with an expiration date of October 31, 2003. Under the terms of the 2000 Agreement, Mr. Schoenberger will receive an annual base salary of $292,000 which is subject to annual review by the Board for discretionary periodic increases in accordance with the Company’s compensation policies. Mr. Schoenberger is entitled to continued participation in the Company’s SERP, Executive Supplemental Life Insurance Program and all other employee benefit plans made available by the Company. The 2000 Agreement provides that Mr. Schoenberger

shall participate in the Management Incentive Plan, which is described in the Compensation Committee Report on page 9 and also on page 14, and the Option Plan, which is described on page 14, or any stock option or similar plan of the Company. The agreement also provides that the Severance Agreement, entered into on February 6, 1998, by and between Mr. Schoenberger and the Company, remain in effect. The Severance Agreement is more fully described on pages 15 and 16. The 2000 Agreement also provides that the Company, by action of the Board, may terminate Mr. Schoenberger's employment for any reason. If Mr. Schoenberger's employment is terminated by the Company during the term of the agreement for any reason other than Cause, death or disability, or if Mr. Schoenberger terminates his employment because of Constructive Termination, the Company shall pay Mr. Schoenberger a combination of (i) base pay at the rate in effect on the date of employment termination, (ii) an annual amount equal to the average of the annual bonus amounts received by Mr. Schoenberger in the two calendar years preceding the year in which termination occurs, and (iii) benefits, in each case for a period of two years following the date of termination. If during such two-year period Mr. Schoenberger shall secure full-time employment, the Company's obligation to provide benefits shall cease. All such payments described above will be made in accordance with the Company's regular payroll policies.

(f) RIGHTS TO INDEMNITY

Unitil Corporation (the Corporation) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person's having served as, or by reason of the person's alleged acts or omissions while serving as a director, officer, employee or agent of the Corporation, or while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by him in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the New Hampshire Business Corporation Act ("the Act").

Any indemnification under this Article shall be made by the Corporation with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the Act, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the Act.

The right of indemnification arising under this Article is adopted for the purpose of inducing persons to serve and to continue to serve the Corporation without concern that their service may expose them to personal financial harm. It shall be broadly construed, applied and implemented in light of this purpose. It shall not be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor shall it be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of The State of New Hampshire. The provisions of this Article are separable, and, if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any other right of indemnification existing under this Article or otherwise. As used herein, the term "person: includes heirs, executors, administrators or other legal representatives. As used herein, the terms "Director" and "officer" include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Corporation as directors, officers or trustees of another organization in which the Corporation has any direct or indirect interest as a shareholder, creditor or otherwise.

The Corporation may purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Corporation or any of its subsidiaries, or who was or is serving at the request of the Corporation as a fiduciary of any employee benefit plan of the Corporation or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the Act. The obligation to indemnify and reimburse such person under this Article, if applicable, shall be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan"), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

ITEM 7

CONTRIBUTIONS AND PUBLIC RELATIONS

Part I. Payments to any political party, candidate for public office or holder of such office, or any committee or agent thereof. - None

Part II. Payments to any citizens group or public relations counsel.

Vendor	Purpose of Payment	CECo	E&H
The Public Affairs Group, LLC	Legislative Services	12,000	12,000

ITEM 8

SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between system companies.

There are a number of areas in which Concord Electric Company (CECo), Exeter & Hampton Electric Company (E&H) and Fitchburg Gas and Electric Light Company (FG&E) work closely together and cooperate on a regular basis. The areas of cooperation include the following:

- CECo and E&H have jointly shared a Mobile Substation at cost for many years. Under an Agreement originally made in 1964, CECo and E&H have obtained the benefits of an emergency mobile substation at a cost far below that which each company would have incurred without the sharing agreement.
- During emergencies and other occasional situations, FG&E, CECo and E&H share line crews at cost.
- FG&E, CECo and E&H occasionally exchange materials and supplies, a practice, which assists substantially in the companies' maintenance of cost-effective inventory and stock levels.
- FG&E, CECo and E&H, with the support and coordination provided by Unitil Service Corp., participate in joint purchasing and sharing of computer software, hardware and supplies, a practice which benefits all of the companies.

P**art II.** Contracts to purchase services or goods between any System company and (1) any affiliate company (other than a System company) or (2) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. - None

Part III. The Company does not employ any other person or persons for the performance of management, supervisory or financial advisory services.

ITEM 9

WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. None
Part II. None
Part III. None

ITEM 10

FINANCIAL STATEMENTS AND EXHIBITS

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2001
(000'S, except common shares and per share data)

	Consolidated	Elimination	Concord Electric Company	Exeter & Hampton Electric Co.	FG&E Consolidated
Operating Revenues:					
Electric	183,780	(98,656)	57,988	63,679	67,387
Gas	22,828	-	-	-	22,828
Other	414	(20,151)	-	-	-
Total Operating Revenues	207,022	(118,807)	57,988	63,679	90,215
Operating Expenses:					
Fuel and Purchased Power	132,947	(98,586)	46,652	51,967	44,928
Gas Purchased For Resale	13,827	-	-	-	13,827
Operation and Maintenance	25,000	(20,321)	3,741	4,220	13,420
Depreciation and Amortization	12,767	-	1,915	2,407	6,463
Provisions for Taxes:				-	-
Local Property and Other	4,666	-	1,375	1,166	1,304
Federal and State Income	3,421	34	792	505	2,742
Total Operating Expenses	192,628	(118,873)	54,475	60,265	82,684
Operating Income	14,394	66	3,513	3,414	7,531
Non-Operating Expenses:					
Decrease in Market Value of Non-Utility Investments, net of tax	2,400	-	-	-	-
Other Non-Operating Expenses	170	-	36	32	41
Income Before Interest Expense And Extraordinary Item	11,824	66	3,477	3,382	7,490
Interest Expense, net	6,797	6,548	1,713	2,009	2,428
Net Income before Extraordinary Item	5,027	(6,482)	1,764	1,373	5,062
Extraordinary Item, net of tax	3,937	-	-	-	3,937
Net Income	1,090	(6,482)	1,764	1,373	1,125
Less: Dividends on Preferred Stock	257	-	32	76	149
Net Income Applicable to Common Stock	833	(6,482)	1,732	1,297	976
Average Common Shares Outstanding - Basic	4,743,576				
Average Common Shares Outstanding - Diluted	4,759,822				

Basic and Diluted Earnings per Common Share

Net Income before Extraordinary Item	1.01
Extraordinary Item, net of tax	(0.83)
Net Income	0.18

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2001
(000'S, except common shares and per share data)

	Unitil Service Corp.	Unitil Power Corp.	Unitil Realty Corp.	Unitil Resources Inc.	Unitil Corporation
Operating Revenues:					
Electric	-	93,382	-	-	-
Gas	-	-	-	-	-
Other	18,704	-	1,477	384	
Total Operating Revenues	18,704	93,382	1,477	384	-
Operating Expenses:					
Fuel and Purchased Power	-	87,994	-	(8)	-
Gas Purchased For Resale	-	-	-	-	-
Operation and Maintenance	16,263	5,472	152	1,800	253
Depreciation and Amortization	1,478	-	276	229	-
Provisions for Taxes:					
Local Property and Other	661	-	125	13	22
Federal and State Income	(92)	31	141	(651)	(81)
Total Operating Expenses	18,310	93,497	694	1,382	194
Operating Income	394	(115)	783	(998)	(194)
Non-Operating Expenses:					
Decrease in Market Value of Non-Utility Investments, net of tax	-	-	-	-	2,400
Other Non-Operating Expenses	49	12	-	-	-
Income Before Interest Expense and Extraordinary Item	345	(127)	783	(998)	(2,594)
Interest Expense, net	345	(186)	547	4	(6,611)
Net Income before Extraordinary Item	-	59	236	(1,002)	4,017
Extraordinary Item, net of tax	-	-	-	-	-
Net Income	-	59	236	(1,002)	4,017
Less: Dividends on Preferred Stock	-	-	-	-	-
Net Income Applicable to Common Stock	-	59	236	(1,002)	4,017

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(000's)

ASSETS:	Consolidated	Elimination	Concord Electric Company	Exeter & Hampton Electric Co.	FG&E Consolidated
Utility Plant:					
Electric	183,795	-	52,696	65,063	66,036
Gas	41,287	-	-	-	41,287
Common	28,529	-	-	-	7,538
Construction Work in Process	1,887	-	266	470	1,151
Utility Plant	255,498	-	52,962	65,533	116,012
Less: Accumulated Depreciation	77,210	-	16,525	23,865	30,686
Net Utility Plant	178,288	-	36,437	41,668	85,326
Other Property and Investments	2,286	(51,026)	24	1	18
Current Assets:					
Cash	6,076	(9,001)	726	745	2,246
Accounts Receivable, Less Allowance for Doubtful Accounts	17,133	-	4,075	4,274	8,156
Accounts Receivable - Associated Companies	-	(11,441)	41	50	133
Refundable Taxes	2,432	(34)	858	403	1,133
Materials and Supplies	2,804	-	309	246	2,249
Prepayments	1,889	-	385	366	777
Accrued Revenue	1,330	100	(249)	504	2,824
Total Current Assets	31,664	(20,376)	6,145	6,588	17,518
Noncurrent Assets:					
Regulatory Assets	149,672	-	5,640	6,020	138,012
Prepaid Pension Costs	10,712	-	3,559	4,518	3,757
Debt Issuance Costs	1,826	-	552	463	690
Other Noncurrent Assets	2,314	-	419	478	944
Total Noncurrent Assets	164,524	-	10,170	11,479	143,403
TOTAL	376,762	(71,402)	52,776	59,736	246,265

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(000's)

ASSETS:	Unitil Service Corp.	Unitil Power Corp.	Unitil Realty Corp.	Unitil Resources Inc.	Unitil Corporation
Utility Plant:					
Electric	-	-	-	-	-
Gas	-	-	-	-	-
Common	10,830	-	10,161	-	-
Construction Work in Process	-	-	-	-	-
Utility Plant	10,830	-	10,161	-	-
Less: Accumulated Depreciation	4,599	-	1,535	-	-
Net Utility Plant	6,231	-	8,626	-	-
Other Property and Investments	-	-	-	438	52,831
Current Assets:					
Cash	2,104	7,537	277	324	1,118
Accounts Receivable, Less Allowance for Doubtful Accounts	167	181	-	227	53
Accounts Receivable - Associated Companies	1,648	7,844	-	88	1,637
Refundable Taxes	19	(175)	(27)	(334)	589
Materials and Supplies	-	-	-	-	-
Prepayments	189	108	2	56	6
Accrued Revenue	-	(1,849)	-	-	-
Total Current Assets	4,127	13,646	252	361	3,403
Noncurrent Assets:					
Regulatory Assets	-	-	-	-	-
Prepaid Pension Costs	(1,122)	-	-	-	-
Debt Issuance Costs	-	-	121	-	-
Other Noncurrent Assets	249	-	-	36	188
Total Noncurrent Assets	(873)	-	121	36	188
TOTAL	9,485	13,646	8,999	835	56,422

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(000's)

	Consolidated	Elimination	Concord Electric Company	Exeter & Hampton Electric Co.	FG&E Consolidated
Capitalization:					
Common Stock Equity	74,746	(50,959)	13,660	14,422	36,360
Preferred Stock, Non-Redeemable, Non-Cumulative	225	-	225	-	-
Preferred Stock, Redeemable, Cumulative	3,384	-	215	977	2,192
Long-Term Debt, Less Current Portion	107,470	-	23,500	26,500	51,000
Total Capitalization	185,825	(50,959)	37,600	41,899	89,552
Current Liabilities:					
Long-Term Debt, Current Portion	3,224	-	-	-	3,000
Capitalized Leases, Current Portion	988	-	-	-	244
Accounts Payable	20,084	-	77	117	9,579
Short-Term Debt	13,800	(9,001)	183	1,044	15,226
A/P - Associated Companies	-	(9,805)	3,970	4,519	871
Dividends Declared and Payable	109	(1,637)	294	237	1,170
Refundable Customer Deposits	1,393	-	430	712	251
Interest Payable	1,375	-	264	317	794
Other Current Liabilities	6,328	-	315	263	886
Total Current Liabilities	47,301	(20,443)	5,533	7,209	32,021
Deferred Income Taxes	47,113	-	8,527	9,908	31,318
Noncurrent Liabilities:					
Power Supply Contract Obligations	88,779	-	-	-	88,779
Capitalized Leases, Less Current Portion	2,945	-	-	-	1,706
Other Noncurrent Liabilities	4,799	-	1,116	720	2,889
Total Noncurrent Liabilities	96,523	-	1,116	720	93,374
TOTAL	376,762	(71,402)	52,776	59,736	246,265

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(000's)

	Unitil Service Corp.	Unitil Power Corp.	Unitil Realty Corp.	Unitil Resources Inc.	Unitil Corporation
Capitalization:					
Common Stock Equity	3	629	2,152	879	57,600
Preferred Stock, Non Redeemable, Non-Cumulative	-	-	-	-	-
Preferred Stock, Redeemable, Cumulative	-	-	-	-	-
Long-Term Debt, Less Current Portion			6,470		
Total Capitalization	3	629	8,622	879	57,600
Current Liabilities:					
Long-Term Debt, Current Portion	-	-	224	-	-
Capitalized Leases, Current Portion	744	-	-	-	-
Accounts Payable	405	9,857	-	48	1
Short-Term Debt	6,348	-	-	-	-
A/P - Associated Companies	(349)	669	32	81	12
Dividends Declared and Payable	-	-	-	-	45
Refundable Customer Deposits	-	-	-	-	-
Interest Payable	-	-	-	-	-
Other Current Liabilities	2,040	2,823	1	-	-
Total Current Liabilities	9,188	13,349	257	129	58
Deferred Income Taxes	(1,019)	(332)	120	(173)	(1,236)
Noncurrent Liabilities:					
Power Supply Contract Obligations	-	-	-	-	-
Capitalized Leases, Less Current Portion	1,239	-	-	-	-
Other Noncurrent Liabilities	74		-	-	-
Total Noncurrent Liabilities	1,313	-	-	-	-
TOTAL	9,485	13,646	8,999	835	56,422

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
(000's)

	Consolidated	Elimination	Concord Electric Company	Exeter & Hampton Electric Co.	FG&E Consolidated
Cash Flows from Operating Activities:					
Net Income	1,090	(6,482)	1,764	1,373	1,125
Adjustments to Reconcile Net Income to					
Cash Provided by Operating Activities:					
Depreciation and Amortization	12,767	-	1,915	2,407	6,463
Deferred Tax Provision	(607)	-	(723)	(426)	1,886
Amortization of Investment Tax Credit	(153)	-	(11)	(60)	(82)
Changes in Current Assets and Liabilities:					
Accounts Receivable	2,924		(71)	154	1,406
Prepayments and other	(1,690)	34	(1,340)	(489)	1,715
Due from Affiliates, net	-	11	312	150	112
Accrued Revenue	7,973	(100)	1,965	1,433	(562)
Accounts Payable	1,545		(62)	(36)	2,775
Interest Payable and other	366	-	201	148	17
Other, Net	(1,007)		(77)	(140)	(2,712)
Cash Provided by (Used in) Operating Activities	23,208	(6,537)	3,873	4,514	12,143
Cash Flows from Investing Activities:					
Acquisition of Property, Plant & Equipment	(19,890)	-	(3,200)	(4,245)	(11,700)
Proceeds from Sale of Electric Generating Assets	342	-	-	-	342
Acquisition of Other Property and Investments	(30)	-	-	-	-
Cash Provided by (Used in) Investing Activities	(19,578)	-	(3,200)	(4,245)	(11,358)
Cash Flows from Financing Activities:					
Proceeds from (Repayment of) Short-Term Debt, net	(18,700)	(4,297)	(6,772)	(6,818)	(4,729)
Proceeds from Issuance of Long-Term Debt	29,000	-	7,500	7,500	14,000
Repayment of Long-Term Debt	(3,208)	-	-	-	(3,000)
Dividends Paid	(6,902)	6,536	(1,031)	(871)	(4,893)
Issuance of Common Stock, net	229	-	-	-	-
Retirement of Preferred Stock	(81)	-	-	-	(81)
Repayment of Capital Lease Obligations	(952)	-	-	-	(212)
Cash (Used in) Provided by Financing Activities	(614)	2,240	(303)	(189)	1,085
Net Increase (Decrease) in Cash	3,016	(4,298)	370	80	1,870
Cash at Beginning of Year	3,060	(4,703)	356	665	376
Cash at End of Year	6,076	(9,001)	726	745	2,246

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
(000's)

	Unitil Service Corp.	Unitil Power Corp.	Unitil Realty Corp.	Unitil Resources Inc.	Unitil Corporation
Cash Flows from Operating Activities:					
Net Income	-	59	236	(1,002)	4,017
Adjustments to Reconcile Net Income to					
Cash Provided by Operating Activities:					
Depreciation and Amortization	1,478	-	276	228	-
Deferred Tax Provision	(282)	(936)	(15)	(111)	-
Amortization of Investment Tax Credit	-	-	-	-	-
Changes in Current Assets and Liabilities:					
Accounts Receivable	(105)	1,679	-	(139)	
Prepayments and other	62	(1,307)	17	179	(561)
Due from Affiliates, net	(915)		31	(114)	422
Accrued Revenue	-	5,237	-	-	-
Accounts Payable	255	(1,103)	-	(283)	(1)
Interest Payable and other	-	-	-	-	-
Other, Net	440	(1,242)	7	88	2,629
Cash Provided by (Used in) Operating Activities	933	2,378	552	(1,154)	6,506
Cash Flows from Investing Activities:					
Acquisition of Property, Plant & Equipment	(3,521)	-	(7)	2,783	-
Proceeds from Sale of Electric Generating Assets	-	-	-	-	-
Acquisition of Other Property and Investments	-	-	-	-	(30)
Cash (Used in) Provided by Investing Activities	(3,521)	-	(7)	2,783	(30)
Cash Flows from Financing Activities:					
Proceeds from (Repayment of) Short-Term Debt, net	5,357	-	(60)	(1,381)	-
Proceeds from Issuance of Long-Term Debt	-	-	-	-	-
Repayment of Long-Term Debt	-	-	(208)	-	-
Dividends Paid	-	-	-	-	(6,643)
Issuance of Common Stock, net	-	-	-	-	229
Retirement of Preferred Stock	-	-	-	-	-
Repayment of Capital Lease Obligations	(740)	-	-	-	-
Cash Provided by (Used in) Financing Activities	4,617	-	(268)	(1,381)	(6,414)
Net Increase (Decrease) in Cash	2,029	2,378	277	248	62
Cash at Beginning of Year	75	5,159	-	76	1,056
Cash at End of Year	2,104	7,537	277	324	1,118

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2001
(000's)

	Consolidated	Elimination	Concord Electric Company	Exeter & Hampton Electric Co.	FG&E Consolidated
Retained Earnings, Beginning of Year	38,568	(17,707)	10,395	10,856	18,830
Additions:					
Net Income, Excluding Dividends Received	1,090	66	1,764	1,373	1,125
Dividends Received From Subsidiaries	-	(6,548)	-	-	-
Total Additions	1,090	(6,482)	1,764	1,373	1,125
Deductions:					
Dividends Declared:					
Preferred Stock of Subsidiaries	257	-	32	76	149
Common Stock of Subsidiaries	-	(6,549)	1,144	874	4,531
Common Stock of Registrant	6,544	-	-	-	-
Total Deductions	6,801	(6,549)	1,176	950	4,680
Retained Earnings, End of Year	32,857	(17,640)	10,983	11,279	15,275

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2001
(000's)

	Unitil Service Corp.	Unitil Power Corp.	Unitil Realty Corp.	Unitil Resources Inc.	Unitil Corporation
Retained Earnings, Beginning of Year	2	469	1,591	(2,419)	16,551
Additions:					
Net Income, Excluding Dividends Received	-	59	236	(1,002)	(2,531)
Dividends Received From Subsidiaries	-	-	-	-	6,548
Total Additions	-	59	236	(1,002)	4,017
Deductions:					
Dividends Declared:					
Preferred Stock of Subsidiaries	-	-	-	-	-
Common Stock of Subsidiaries	-	-	-	-	-
Common Stock of Registrant	-	-	-	-	6,544
Total Deductions	-	-	-	-	6,544
Retained Earnings, End of Year	2	528	1,827	(3,421)	14,024

EXHIBITS

Exhibit A. A copy of Unitil Corporation's Annual Report and Form 10-K for the year ended December 31, 2001 (Incorporated herein by reference to File No. 1-8858 and File No. 1-7536, respectively)

Exhibit B.

Exhibit No.	Description of Exhibit	Reference
B-1	**Unitil Corporation**	
B-1(a)	Certificate of Incorporation	Exhibit B-1(a) Form U5B File No. 30 - 1
B-1(b)	Amendment to Certificate of Incorporation	Exhibit B-1(b) Form U5B File No. 30 - 1
B-1(c)	Articles of Incorporation	Exhibit B-1(c) Form U5B File No. 30 - 1
B-1(d)	Articles of Amendment to Articles of Incorporation	Exhibit B-1(d) Form U5B File No. 30 - 1
B-1(e)	By - Laws	Exhibit B-1(e) Form U5B File No. 30 - 1
B-2	**Concord Electric Company**	
B-2(a)	Charter (Articles of Association) and Amendments thereto	Exhibit B-2(a) Form U5B File No. 30 - 1
B-2(b)	By - Laws	Exhibit B-2(b) Form U5B File No. 30 - 1
B-3	**Exeter & Hampton Electric Company**	
B-3(a)	Charter (Articles of Association) and Amendments thereto	Exhibit B-3(a) Form U5B File No. 30 - 1
B-3(b)	By - Laws	Exhibit B-3(b) Form U5B File No. 30 - 1
B-4	**Fitchburg Gas and Electric Light Company**	
B-4(a)	Articles of Incorporation and Amendments Thereto	Exhibit B-4(a) Form U5B File No. 30 - 1

B-4(b)	By - Laws	Exhibit B-4(b) Form U5B File No. 30 - 1
B-5	**Fitchburg Energy Development Company**	
B-5(a)	Certificate of Incorporation	Exhibit B-5(a) Form U5B File No. 30 - 1
B-5(b)	By - Laws	Exhibit B-5(b) Form U5B File No. 30 - 1
B-6	**Unitil Power Corp.**	
B-6(a)	Certificate of Incorporation	Exhibit B-6(a) Form U5B File No. 30 - 1
B-6(b)	Articles of Incorporation	Exhibit B-6(b) Form U5B File No. 1-
B-6(c)	Statement of Change of Registered Office	Exhibit B-6(c) Form U5B File No. 30 - 1
B-6(d)	By - Laws	Exhibit B-6(d) Form U5B File No. 30 - 1
B-7	**Unitil Realty Corp.**	
B-7(a)	Certificate of Incorporation	Exhibit B-7(a) Form U5B File No. 30 - 1
B-7(b)	Articles of Incorporation	Exhibit B-7(b) Form U5B File No. 30 - 1
B-7(c)	By - Laws	Exhibit B-7(c) Form U5B File No. 30 - 1
B-8	**Unitil Service Corp.**	
B-8(a)	Certificate of Incorporation	Exhibit B-8(a) Form U5B File No. 30 - 1
B-8(b)	Articles of Incorporation	Exhibit B-8(b) Form U5B File No. 30 - 1
B-8(c)	By - Laws	Exhibit B-8(c)

		Form U5B File No. 30 - 1
B-9	**Unitil Resources, Inc.**	
B-9(a)	Certificate of Incorporation	Exhibit B-9(a) 1993 Form U5S File No. 30 - 1
B-9(b)	Articles of Incorporation and Addendum to Articles of Incorporation	Exhibit B-9(b) 1993 Form U5S File No. 30 - 1
B-9(c)	By - Laws	Exhibit B-9(c) 1993 Form U5S File No. 30 - 1

Exhibit C.

(a) INDENTURES

Exhibit No.	Description of Exhibit	Reference
C-1	Indenture of Mortgage and Deed of Trust dated July 15, 1958 of Concord Electric Company (CECO) relating to First Mortgage Bonds, and relating to all series unless supplemented.	Exhibit C-1 Form U5B File No. 30 - 1
C-2	First Supplemental Indenture dated January 15, 1968 relating to CECO's First Mortgage Bonds, Series C, 6 3/4% due January 15 1998 and all additional series unless supplemented.	Exhibit C-2 Form U5B File No. 30 - 1
C-3	Fourth Supplemental Indenture dated March 28, 1984 relating to CECO's First Mortgage Bonds, amending certain provisions of the Original Indenture as supplemented and all additional series unless supplemented.	Exhibit C-4 Form U5B File No. 30 - 1
C-4	Eighth Supplemental Indenture dated October 14, 1994 relating to CECO's First Mortgage Bonds, Series I, 8.49% due October 14, 2024 and all additional series unless supplemented.	Exhibit 4.8 1994 Form 10-K File No. 1-8858
C-5	Ninth Supplemental Indenture dated September 1, 1998 relating to CECo's First Mortgage Bonds Series J 6.96% due September 1, 2028.	Exhibit 4.24 to Form 10-K for 1998
C-6	Tenth Supplemental Indenture dated January 15, 2001 amending CECo's Original First Mortgage Bonds Indenture and all successor supplemental indentures.	Exhibit 4.1 to Form 10-Q for March 31, 2001
C-7	Eleventh Supplemental Indenture dated April 20, 2001 relating to CECo's First Mortgage Bonds Series K, 8.00% due May 1, 2031.	Exhibit 4.2 to Form 10-Q for March 31, 2001
C-8	Bond Purchase Agreement dated April 20, 2001 relating to CECo's First Mortgage Bonds Series K, 8.00% due May 1, 2031.	Exhibit 4.2 to Form 10-Q for March 31, 2001

C-9	Indenture of Mortgage and Deed of Trust dated December 1, 1952 of Exeter & Hampton Electric Company (E&H) relating to all series unless supplemented.	Exhibit C-7 Form U5B File No. 30 - 1
C-10	Eighth Supplemental Indenture dated October 28, 1987 relating to E&H's First Mortgage Bonds, Series I, 9.85% due October 15, 1997 and all additional series unless supplemented.	Exhibit C-13 Form U5B File No. 30 - 1
C-11	Tenth Supplemental Indenture dated October 14, 1994 relating to E&H's First Mortgage Bonds, Series K, 8.49% due October 14, 2024 and all additional series unless supplemented.	Exhibit 4.17 1994 Form 10-K File No. 1-8858
C-12	Eleventh Supplemental Indenture dated September 1, 1998 relating to E&H's First Mortgage Bonds Series L 6.96% due September 1, 2028.	Exhibit 4.23 to Form 10-K for 1998
C-13	Twelfth Supplemental Indenture dated April 20, 2001 relating to E&H's First Mortgage Bonds Series M, 8.00% due May 1, 2031.	Exhibit 4.4 to Form 10-Q for March 31, 2001
C-14	Bond Purchase Agreement dated April 20, 2001 relating to E&H's First Mortgage Bonds Series M, 8.00% due May 1, 2031.	Exhibit 4.5 to Form 10-Q for March 31, 2001
C-15	FG&E Purchase Agreement dated March 20, 1992 for the 8.55% Senior Note due March 31, 2004.	Exhibit C-20 Form U5B File No. 30 - 1
C-16	FG&E Note Agreement dated November 30, 1993 for the 6.75% Notes due November 30, 2023.	Exhibit 4.18 1993 Form 10-K File No. 1-8858
C-17	FG&E Note Agreement dated January 26, 1999 for the 7.37% Notes due January 15, 2028.	Exhibit 4.25 to Form 10-K for 1999
C-18	FG&E Note Agreement dated June 1, 2001 for the 7.98% Notes due June 1, 2031.	Exhibit 4.6 to Form 10-Q for June 30, 2001
C-19	Unitil Realty Corp. Note Purchase Agreement dated July 1, 1997 for the 8.0% Senior Secured Notes due August 1, 2017	Exhibit 4.22 to Form 10-K for 1997

Exhibit D. Tax Allocation Agreement

AGREEMENT made as of September 10, 1985, among Concord Electric Company, a New Hampshire corporation, Exeter & Hampton Electric Company, a New Hampshire corporation, UNITIL Service Corp., a New Hampshire corporation, and UNITIL Power Corp., a New Hampshire corporation, and UNITIL Corporation ('UNITIL"), a New Hampshire corporation, ("AFFILIATE" companies or collectively, the "AFFILIATES"). Whenever it is intended to include UNITIL in the context of the affiliated group, the term "CONSOLIDATED AFFILIATE" or "CONSOLIDATED AFFILIATES" may be used, and when reference is to the affiliated group as a collective tax paying unit the term "Group" may be used.

WHEREAS, UNITIL owns at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the AFFILIATES: each of the CONSOLIDATED AFFILIATES is a member of the affiliated group within the meaning of section 1504 of the Internal Revenue Code of 1954, as amended (the "Code"), of which UNITIL is the common parent corporation; and UNITIL proposes to include each of the AFFILIATES in filing a consolidated income tax return for the calendar year 1985;

NOW, THEREFORE, UNITIL and the AFFILIATES agree as follows:

1. <u>Consolidated Return Election</u>. If at any time and from time to time UNITIL so elects, each of the AFFILIATES will join in the filing of a consolidated Federal income tax return for the calendar year 1985 and for any subsequent period for which the Group is required of permitted to file such a return. UNITIL and its affiliates agree to file such consents, elections and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Section 1. Any period for which any of the AFFILIATES is included in a consolidated Federal income tax return filed by UNITIL is referred to in the Agreement as a "Consolidated Return Year".

2. <u>AFFILIATES' Liability to UNITIL for Consolidated Return Year</u>. Prior to the filing of each consolidated return by UNITIL each of the AFFILIATES included therein shall pay to UNITIL the amount, if any, on the Federal income tax for which the AFFILIATES would have been liable for that year, computed in accordance with Treasury Regulations, section 1.1552-1(a)(2)(ii) as though that AFFILIATE had filed a separate return for such year, giving the effect to any net operating loss carryovers, capital loss carryovers, investment tax credit carryovers, foreign tax carryovers or other similar items, incurred by that AFFILIATE for any period ending on or before the date of this Agreement.

The foregoing allocation of Federal income tax liability is being made in accordance with Treasury Regulations, sections 1.1552-1(a)(2) and 1.1502-33(d)(2)(ii), and no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted under Treasure Regulations, section 1.1502-33(d)(2)(ii). Accordingly, after taking into account the allocable portion of the Group's Federal income tax liability, no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted in accordance with Treasury Regulations, section 1.1502-33(d)(2)(ii).

3. <u>UNITIL Liability to Each Affiliate for Consolidated Return Year.</u> If for any Consolidated Return Year, any AFFILIATE included in the consolidated return filed by UNITIL for such year has available a net operating loss, capital loss, foreign tax credit, investment tax credit or similar items (computed by taking into account carryovers of such items from periods ending on or before the date of this Agreement) that reduces the consolidated tax liability of the Group below the amount that would have been payable if that AFFILIATE did not have such item available, UNITIL shall pay the amount of the reduction attributable to such AFFILIATE PRIOR TO THE FILING of the consolidated return for such year.

The amount of the reduction shall be equal to a portion of the excess of (i) the total of the separate return tax liabilities of each of the CONSOLIDATED AFFILIATES computed in accordance with Section 2 of this Agreement, over (ii) the Federal income tax liability of the Group for the year. The portion of such reduction attributable to an AFFILIATE shall be computed by multiplying the total reduction by a fraction, the numerator of which is the value of the tax benefits contributed by the AFFILIATE to the Group and the denominator of which is the value of the total value of such benefits contributed by all CONSOLIDATED AFFILIATES during the year.

For purposes of the foregoing paragraph a deduction of credit generated by a CONSOLIDATED AFFILIATE which is in excess of the amount required to eliminate its separate tax return liability but which is utilized in the computation of the Federal income tax liability of the Group shall be deemed to be a tax benefit contributed by the CONSOLIDATED AFFILIATE to the Group. The value of a deduction which constitutes such a benefit shall be determined by applying the current corporate income tax rate, presently 46 percent, to the amount for the deduction. The value of a credit that constitutes such a benefit shall be the tax savings, currently 100 percent thereof. The value of capital losses used to offset capital gains shall be computed at the then current rate applicable to capital gains for corporations.

4. Payment of Estimated Taxes. Prior to the paying and filing of estimated consolidated tax declaration by UNITIL, each of the AFFILIATES included in such estimated tax declaration shall pay to UNITIL the amount, if any, of the estimated Federal income tax for which the AFFILIATE would have been liable for that year, computed as though that AFFILIATE had filed a separate estimated tax declaration for such year.

5. Tax Adjustments. In the event of any adjustments to the consolidated tax return as filed (by reason of an amended return, a claim for refund of an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Sections 2, 3, and 4 shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between UNITIL and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest.

Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to UNITIL in proportion to the increase in such AFFILIATE'S separate return tax liability that is required to be paid to UNITIL, as computed under Section 2.

6. Subsidiaries of Affiliates. If at any time, any of the AFFILIATES acquire or creates one or more subsidiary corporations that are includable corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

7. Successors. This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of UNITIL or any of the AFFILIATES succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

8. Affiliates' Liability for Separate Return Years. If any of the AFFILIATES leaves the Group and files separate Federal income tax returns, within 120 days of the end of each of the first fifteen taxable years for which it files such returns, it shall pay to UNITIL the excess, if any, of (A) Federal income tax that such AFFILIATE would have paid for such year (on a separate return basis giving the effect to its net operating loss carryovers) if it never had been a member of the Group, over (B) the amount of Federal income tax such AFFILIATE has actually paid or will actually pay for such years.

9. Examples of Calculations. Attached hereto and made part hereof , as "Appendix A to Tax Sharing Agreement By and Between UNITIL Corporation and Its Affiliated Companies", are illustrated examples of the matters contained herein.

In witness whereof, the duly authorized representatives of the parties hereto have set their hands this tenth day of September, 1985.

UNITIL CORPORATION

By /s/ Michael J. Dalton
its President

EXETER & HAMPTON ELECTRIC COMPANY

By /s/ Michael J. Dalton
its President

CONCORD ELECTRIC COMPANY

By /s/ Douglas K. Macdonald
its President

UNITIL POWER CORP.

By /s/ Michael J. Dalton
its President

UNITIL SERVICE CORP.

By /s/ Peter J. Stulgis
its President

APPENDIX A TO TAX SHARING AGREEMENT
BY AND BETWEEN UNITIL CORPORATION AND ITS
AFFILIATED COMPANIES

The allocation agreement follows the Internal Revenue Service Regulations for "basic" and "supplemental" allocation of consolidated return liability and benefits.

The "basic" method used to allocate UNITIL'S liability shown on the consolidated return is provided by Internal Revenue Code Section 1552(a) and provides for allocation based on the amount of tax liability calculated on a separate return basis.

The "supplemental" method provides that the tax savings of credits and deductions in excess of the amount of the individual company can use, but which can be used in consolidations, is allocated among the members supplying the savings and the benefiting members reimburse them.

For example, assume that a three-member group has consolidated tax liability of $200,000 and $100,000 respectively. The individual members, A, B, and C have separate return taxable income (loss) of $150,000, $100,000, and $(50,000) and the individual members have separate return liabilities of $75,000, $50,000, and none, respectively. (Loss members are deemed to have a zero tax liability.) Under the proposed method, the Individual tax liability and benefit is allocated as follows:

Member	A	B	C
Taxable Income (Loss)	$150,000	$100,000	$(50,000)
Separate Tax Liability	75,000	50,000	none
Percent of Total ($125,000)	60%	40%	0%
Consolidated Tax Allocation	60,000	40,000	none
Separate Tax Liability	75,000	50,000	0
Less Consolidated Tax	60,000	40,000	0
	15,000	10,000	0
	100%	100%	
Supplemental Allocation	15,000	10,000	0
Benefits paid to C	($15,000)	($10,000)	($25,000)

Regulation 1.1502-33(d) provides the "supplemental" method of allocating tax liability in order to permit members to receive reimbursement for contributing tax deductions or credits to the group. The method adopted by the Company and outlined at Regulation 1.1502-33(2)(ii) provides for immediate reimbursement for the tax year involved. The steps are as follows:

(1) Tax liability is allocated to the members by the basic method outlined above.
(2) Each member with a separate company tax will be allocated 100% of the excess of its separate return liability over its share of the consolidated liability under step (1).
(3) The amounts allocated to benefiting members under Step 2 are credited to the members supplying the capital losses, deductions, credits or other items to which the savings are attributable. For this purpose an amount generated by a member which is in its own separate return tax liability and which is utilized in the computation of the Federal income tax liability of the group shall be deemed to be a tax benefit contributed by the member to the group.

In some years the Step 2 savings to be credited may be less than the total tax savings items available for use. In such a case, the savings shall be attributed to tax savings items in the order that they are used on the consolidated return and in an amount equal to the savings actually realized.

Under this method, capital losses would normally be used first to the extent there are capital gains, since these items are netted in order to reach income, and are used before any deductions or credits are taken into account. The value of the capital loss would be the current rate of tax for capital gain income of the loss. The next item to be used would be deductions resulting in a current year operating loss, and these would be valued at the marginal rate of tax on the income they offset. This is normally 46 percent under current law, but would be less

for income under $100,000, which falls in to the graduated tax brackets under Reg.1.1502-33 (d)(2), the amount of each graduated rate bracket is apportioned equally by dividing that amount by the number of corporations that where members of the group. Additionally, an alternative is to allocate the amount of each graduated rate bracket based on an election made be each of the companies' and including with that year's tax return. Operating loss carryovers would be used next, and finally credits would be used. Credits will be valued at 100 percent, since they result in dollar for dollar savings. Where the total amount of an item is not used, the savings will be allocated to each member in proportion to his share of the total of that benefit available from all members of the consolidated group.

(4) Benefiting members will reimburse the other members prior to the filing of the consolidated tax return.

A more complicated Situation is presented when there are several loss companies. Assume that the facts are the same as above except that there are three loss companies: C, D, and E with the following tax savings items:

	C	D	E
Capital Loss	0	5,000	0
Current Operating Loss	5,000	0	3,000
Operating Loss Carryover	0	10,000	0
Credits	4,000	8,000	4,000

Allocation of the $25,000 benefit from Step 2 would proceed as follows:

	C	D	E	Remaining Benefit
Capital Gains @ 28%	0	1,400	0	23,600
Current Operating Loss Offsetting 46% Income	2,300	0	1,380	19,920
Operating Loss Carryover Offsetting 46% Income		4,600		15,320
Credits @ 100% (proportionate)	3,830	7,600	3,830	0
Total Allocated	6,130	13,660	5,210	0

Thus companies A and B would reimburse C, D and E for the above amounts. There will be credit carryovers for C, D, and E of $170, $340, and $170, respectively.

Separate Return Liability

The Allocations and reimbursements outline above use the concept of a "separate return tax liability" as a starting point for allocations. This liability is the amount, which a member of the affiliated group would pay of it filed a separate return. It is calculated in three basic steps.

(1) The rules for consolidated return deferred accounting, inventory adjustments, basis determination, basis adjustments, excess losses, earnings and profits, and obligations of members must be applied.

(2) Intercompany dividends are eliminated and no dividend received or paid deduction is allowed on intercompany dividends.

(3) Adjustments are made for specific items used in the consolidated return which must be divided by some equitable method among the members.

The third step is the subject of this part of the Appendix. Two different approaches may be taken for the apportionment of the limits, deductions, and exemptions used to reach tax liability.

It is recognized that each company is a part of an affiliated group, and that all credits, deductions and limitations must be apportioned in some equitable manner.

Specific Apportionments

(1) Carryovers. On a consolidated basis, items such as operating losses, capital losses, and contributions will be used first from the current year and then carried forward from the oldest year forward until exhausted. It is the intention of the Tax Sharing Agreement, for allocation and reimbursement purposes, that a member shall use its own carryovers first before it is required to reimburse another member for use of its carryover in consolidation, without regard for the fact that the tax regulations for consolidated returns may require a different order.

(2) Contribution Deduction. The amount of the contribution deduction is limited to 10% of consolidated taxable income. Thus the amount allowable may exceed the actual contributions. In order to avoid having a consolidated contribution carryover which is not owned by a member, each member agrees that its deduction be limited to its proportionate share on a separate return basis of the consolidated contribution deduction in a given year, rather than 10% of its separate return income, and that any contribution in excess of such amount be treated as its own carryover.

If the consolidated deduction is greater than the separate deductions of the profitable members (thus permitting a deduction for contributions of a loss member) the excess allowable deduction will be allocated to the loss members in proportion to the excess allowable over their available contributions.

Contribution Illustration

Example A		A	B	C	Consolidated
Income before contributions		12,000	100	(5,600)	6,500
Contributions	- current	400	25	100	
	- carryover	300	25		
	- available	700	50	100	
10% Limit					650
Allowable on SR basis		1,200	10		
Allowable by agreement		644	6		
Carryover by agreement					
	- current	0	19	100	
	- prior	56	25		
Taxable income		11,356	94	(5,600)	5,850

Example B		A	B	C	Consolidated
Income before contributions		12,000	(100)	(5,400)	6,500
Contributions	- current only	200	50	200	
10% Limit					650
Available on SR basis		200			200
Excess deduction allowable					250
Allocation by agreement			50	200	
Carryover by agreement			50	200	
Taxable income		11,800	(150)	(5,600)	6,050

(3) Tax Brackets. The members agree that the brackets will first be applied equally to the members with ordinary income. If the allocated amount exceeds income, the excess can be reapplied equally to the other members with remaining income.

(4) I.T.C. Limitation. The limitation on 100% utilization of investment tax credit provided by Internal Revenue Code S46(a)(3), currently $25,000, will be allocated equally among the members with tax liability and available credits, with any excess to be allocated equally to those with remaining liability and credits.

(5) I.T.C. Limit for Used Property. The limitations on used property cost deemed eligible for investment credit, currently $215,000, will be allocated equally among the companies that have used property acquisitions with a ten year recovery life in any year. If a member is unable to utilize all of its allocated amount the excess will be allocated proportionately to the members with used property acquisitions in excess of their allocated share. If there are insufficient ten year recovery life assets, the remainder will be allocated to five year recovery life assets in a similar manner. Likewise, if there are not enough ten and five year recovery life assets, the remainder of the $100,000 limitation will be allocated equally to members having three year recovery life used property additions.

(6) Future Developments. Any credits, deductions, or other items established by future legislation will be allocated in a manner consistent with the above methods.

The foregoing examples are for illustrative purposes and are not intended to cover all possible situations that may arise.

Exhibit E - Other Documents - None

Exhibit F - Supporting Schedules

Exhibit G - None

Exhibit H - Organizational Chart - Not Applicable

Exhibit I - Majority Owned Associate Company - Not Applicable

Report of Independent Certified Public Accountants

To the Shareholders of Unitil Corporation:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Unitil Corporation and subsidiaries as of December 31, 2001 and the related consolidated statement of earnings, cash flows and changes in common stock equity for the year then ended, included in the 2001 annual report on Form 10K and incorporated by reference in this Form U5S. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unitil Corporation and subsidiaries as of December 31, 2001, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Boston, Massachusetts
February 5, 2002

SIGNATURES

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

UNITIL CORPORATION

By /s/ Robert G. Schoenberger

Robert G. Schoenberger
Chairman of the Board &
Chief Executive Officer

UNITIL RESOURCES, INC.,
USOURCE, INC.

By /s/ Robert G. Schoenberger

Robert G. Schoenberger
President

UNITIL SERVICE CORP.,
UNITIL REALTY CORP.

By /s/ Anthony J. Baratta, Jr.

Anthony J. Baratta, Jr.
President

CONCORD ELECTRIC COMPANY,
EXETER & HAMPTON ELECTRIC COMPANY,
FITCHBURG GAS AND ELECTRIC LIGHT COMPANY.

By /s/ Michael J. Dalton

Michael J. Dalton
President

UNITIL POWER CORP.

By /s/David K. Foote

David K. Foote
President

Date: April 29, 2002